Exhibit 99.1

Aurora Mobile Limited Announces First Quarter 2026

Unaudited Financial Results

SHENZHEN, CHINA, May 26, 2026 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading provider of customer engagement and marketing technology services, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Financial Highlights

•	Revenues were RMB93.3 million (US$13.5 million), an increase of 5% year-over-year.

•	Cost of revenues was RMB27.0 million (US$3.9 million), a decrease of 10% year-over-year.

•	Gross profit was RMB66.3 million (US$9.6 million), an increase of 13% year-over-year.

•	Total operating expenses were RMB66.1 million (US$9.6 million), an increase of 9% year-over-year.

•	Net income was RMB1.2 million (US$0.2 million), compared with a net loss of RMB1.6 million in the same quarter last year.

•	Net income attributable to Aurora Mobile Limited’s shareholders was RMB1.0 million (US$0.1 million), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB2.6 million in the same quarter last year.

•	Adjusted net income (non-GAAP) was RMB1.6 million (US$0.2 million), compared with a RMB1.2 million adjusted net loss in the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was RMB2.9 million (US$0.4 million), compared with RMB0.5 million in the same quarter last year.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “We had a great start to financial year 2026. In Q1 of 2026, we:

•	Achieved another GAAP net profit quarter, marking our fourth consecutive profitable quarter;

•	Delivered 5% year-over-year revenue growth;

•	Grew Core Developer Subscription Service revenue to a record high of RMB64.9 million;

•	Increased EngageLab’s Annual Recurring Revenue (“ARR”) for March 2026 to US$11.7 million, representing a stunning 172% year-over-year growth;

•	Achieved year-over-year growth in gross profit and gross margin; and

•	Posted Net Dollar Retention Rate for our core Developer Subscription business, a key SAAS performance indicator, of 103%.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “Q1 was a tough quarter, but we remained resilient and managed to navigate through these rough waters. Our Q1’2026 results speak for themselves: we delivered revenue growth, and our EngageLab business continues to scale new highs. This momentum provides a solid foundation for the rest of 2026. We remain committed to expanding the business on a global level, while maintaining strong spending discipline. We believe this combination is the right strategy to move the business forward.”

First Quarter 2026 Financial Results

Revenues were RMB93.3 million (US$13.5 million), an increase of 5% from RMB89.0 million in the same quarter of last year, attributable to a 15% increase in revenue from Developer Services and partially offset by a 19% decrease in revenue from Vertical Applications.

Cost of revenues was RMB27.0 million (US$3.9 million), a decrease of 10% from RMB30.1 million in the same quarter of last year. The decrease was mainly due to a RMB2.1 million decrease in media cost and a RMB3.0 million decrease in other direct costs. The impact is partially offset by a RMB1.1 million increase in cloud cost and a RMB1.0 million increase in message channel costs.

Gross profit was RMB66.3 million (US$9.6 million), an increase of 13% from RMB58.8 million in the same quarter of last year.

Total operating expenses were RMB66.1 million (US$9.6 million), an increase of 9% from RMB60.6 million in the same quarter of last year.

•	Research and development expenses were RMB28.7 million (US$4.2 million), an increase of 17% from RMB24.6 million in the same quarter of last year, mainly due to a RMB1.4 million increase in personnel costs and a RMB2.2 million increase in technical service expense.

•	Sales and marketing expenses were RMB25.9 million (US$3.8 million), an increase of 11% from RMB23.3 million in the same quarter of last year, mainly due to a RMB2.4 million increase in personnel costs and travelling expenses.

•	General and administrative expenses were RMB11.5 million (US$1.7 million), a decrease of 9% from RMB12.7 million in the same quarter of last year, mainly due to a RMB1.8 million decrease in bad debt provision.

Income from operations was RMB0.5 million (US$68 thousand), compared with a loss from operations of RMB1.5 million in the same quarter of last year.

Net income was RMB1.2 million (US$0.2 million), compared with a net loss of RMB1.6 million in the same quarter of last year.

Adjusted net income (non-GAAP) was RMB1.6 million (US$0.2 million), compared with a RMB1.2 million adjusted net loss in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was RMB2.9 million (US$0.4 million), compared with RMB0.5 million for the same quarter of last year.

The cash and cash equivalents, restricted cash and short-term investment were RMB142.2 million (US$20.6 million) as of March 31, 2026, compared with RMB173.4 million as of December 31, 2025.

Update on Share Repurchase

As of March 31, 2026, the Company had repurchased a total of 441,365 ADSs, of which 41,683 ADSs, or around US$316.1 thousand were repurchased during the first quarter in 2026. ADS refers to American Depositary Shares, each 3 ADS representing 40 Class A common shares.

Conference Call

The Company will host an earnings conference call on Tuesday, May 26, 2026 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing time on the same day).

All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration:

https://register-conf.media-server.com/register/BI1e348d0587ca40d88837f3c15b435b90

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.aurora-mobile.com/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net (loss)/income and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net (loss)/income as net (loss)/income excluding share-based compensation. The Company defines adjusted EBITDA as net (loss)/income excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax expenses/(benefits) and share-based compensation.

The Company believes that adjusted net (loss)/income and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net (loss)/income.

The Company believes that adjusted net (loss)/income and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net (loss)/income and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Net Dollar Retention Rate

Net Dollar Retention Rate is calculated for a trailing 12-month period by first identifying all Developer Subscription customers (excluding private cloud business) in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period.

Annual Recurring Revenue

We define Annual Recurring Revenue (“ARR”) as the annualized revenue run rate of subscription agreements from all customers at a point in time. We calculate ARR by taking the monthly recurring revenue (“MRR”) and multiplying it by 12. MRR is defined as the recurring revenue run-rate of subscription agreements from all customers for the relevant month.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability to maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile (NASDAQ: JG) is a leading provider of customer engagement and marketing technology services. The Company is dedicated to empowering global enterprises with stable, efficient, and intelligent customer interaction solutions. Leveraging its first-mover advantage in mobile messaging, Aurora Mobile has evolved into a comprehensive platform that integrates Omnichannel Engagement, AI-Driven Marketing, Advanced AI Customer Support, and Frictionless Identity Security. Through its flagship brand EngageLab and its robust AI infrastructure GPTBots.ai, the Company helps businesses achieve seamless customer reach, automate complex marketing journeys, and optimize service efficiency with AI agents, accelerating digital transformation for clients worldwide.

For more information, please visit https://ir.aurora-mobile.com/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

E-mail: ir@aurora-mobile.com

Christensen Advisory

Ms. Xiaoyan Su

E-mail: Xiaoyan.Su@christensencomms.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8980 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2026.

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
Revenues	88,961	105,154	93,284	13,523
Cost of revenues	(30,117)	(35,488)	(27,007)	(3,915)
Gross profit	58,844	69,666	66,277	9,608
Operating expenses
Research and development	(24,607)	(28,277)	(28,713)	(4,163)
Sales and marketing	(23,303)	(28,431)	(25,895)	(3,754)
General and administrative	(12,676)	(11,446)	(11,498)	(1,667)
Total operating expenses	(60,586)	(68,154)	(66,106)	(9,584)
Other operating income	197	1,244	305	44
(Loss)/Income from operations	(1,545)	2,756	476	68
Foreign exchange gain/(loss), net	38	(107)	(502)	(73)
Interest income	236	440	676	98
Interest expenses	(39)	(4)	(6)	(1)
Other income	-	393	459	67
Gains from fair value change	38	131	44	6
(Loss)/Income before income taxes	(1,272)	3,609	1,147	165
Income tax (expenses)/benefits	(336)	(573)	49	7
Net (loss)/income	(1,608)	3,036	1,196	172
Less: net income attributable to noncontrolling interests	944	27	177	26
Net (loss)/income attributable to Aurora Mobile Limited’s shareholders	(2,552)	3,009	1,019	146
Net (loss)/income per share, for Class A and Class B common shares:
Class A and B Common Shares - basic	(0.03)	0.04	0.01	0.00
Class A and B Common Shares - diluted	(0.03)	0.04	0.01	0.00
Shares used in net (loss)/income per share computation:
Class A Common Shares - basic	63,254,710	63,255,984	62,620,381	62,620,381
Class B Common Shares - basic	17,000,189	17,000,189	17,000,189	17,000,189
Class A Common Shares - diluted	63,254,710	63,255,984	66,868,866	66,868,866
Class B Common Shares - diluted	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive loss
Foreign currency translation adjustments	(82)	(877)	(1,615)	(234)
Total other comprehensive loss, net of tax	(82)	(877)	(1,615)	(234)
Total comprehensive (loss)/income	(1,690)	2,159	(419)	(62)
Less: comprehensive income attributable to noncontrolling interests	944	27	177	26
Comprehensive (loss)/income attributable to Aurora Mobile Limited’s shareholders	(2,634)	2,132	(596)	(88)

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2025	March 31, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	167,955	132,651	19,230
Restricted cash	384	4,549	659
Derivative asset	-	130	19
Short-term investments	5,090	4,970	720
Accounts receivable	43,228	43,688	6,333
Prepayments and other current assets	15,306	17,165	2,490
Total current assets	231,963	203,153	29,451
Non-current assets:
Long-term investments	112,609	111,993	16,236
Property and equipment, net	2,798	2,597	376
Operating lease right-of-use assets	14,873	14,245	2,065
Intangible assets, net	9,966	8,874	1,286
Goodwill	37,785	37,785	5,478
Digital assets	-	385	56
Deferred tax assets	6	8	1
Other non-current assets	6,165	6,078	881
Total non-current assets	184,202	181,965	26,379
Total assets	416,165	385,118	55,830
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	39,404	36,313	5,264
Deferred revenue and customer deposits	178,650	173,907	25,211
Operating lease liabilities	3,982	3,840	557
Accrued liabilities and other current liabilities	80,939	60,682	8,797
Total current liabilities	302,975	274,742	39,829
Non-current liabilities:
Operating lease liabilities	11,432	10,764	1,560
Deferred tax liabilities	1,883	1,740	252
Other non-current liabilities	450	450	65
Total non-current liabilities	13,765	12,954	1,877
Total liabilities	316,740	287,696	41,706
Shareholders’ equity:
Common shares	51	51	7
Treasury shares	(6,430)	(8,611)	(1,248)
Additional paid-in capital	1,049,029	1,049,626	152,164
Accumulated deficit	(995,292)	(994,273)	(144,139)
Accumulated other comprehensive income	18,440	16,825	2,439
Total Aurora Mobile Limited’s shareholders’ equity	65,798	63,618	9,223
Noncontrolling interests	33,627	33,804	4,901
Total shareholders’ equity	99,425	97,422	14,124
Total liabilities and shareholders’ equity	416,165	385,118	55,830

AURORA MOBILE LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
Reconciliation of Net (Loss)/Income to Adjusted Net (Loss)/Income:
Net (loss)/income	(1,608)	3,036	1,196	172
Add:
Share-based compensation	407	2,177	429	62
Adjusted net (loss)/income	(1,201)	5,213	1,625	234
Reconciliation of Net (Loss)/Income to Adjusted EBITDA:
Net (loss)/income	(1,608)	3,036	1,196	172
Add:
Income tax expenses/(benefits)	336	573	(49)	(7)
Interest expenses	39	4	6	1
Depreciation of property and equipment	266	216	219	32
Amortization of intangible assets	1,019	1,074	1,071	155
EBITDA	52	4,903	2,443	353
Add:
Share-based compensation	407	2,177	429	62
Adjusted EBITDA	459	7,080	2,872	415

AURORA MOBILE LIMITED
UNAUDITED SAAS BUSINESSES REVENUE
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
Developer Services	62,322	76,105	71,629	10,384
Subscription	53,467	61,882	64,894	9,408
Value-Added Services	8,855	14,223	6,735	976
Vertical Applications	26,639	29,049	21,655	3,139
Total Revenue	88,961	105,154	93,284	13,523
Gross Profits	58,844	69,666	66,277	9,608
Gross Margin	66.1%	66.3%	71.0%	71.0%